March 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Re:

Monteagle Funds (the “Trust”)

File No. 333-230190; 811-08529

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, the following delaying amendment is hereby added at the bottom of the Facing Page of the above-referenced N-14 (Accession No. 0001162044-19-000142), as filed with the Securities and Exchange Commission on March 11, 2019:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment replaces the following provision on the above referenced N-14’s cover page, “It is proposed that this filing become effective on April 11, 2019, pursuant to Rule 488 under the Securities Act of 1933, as amended.”

If you have any questions regarding the enclosed, please do not hesitate to contact Charles R. Ropka, Esq. at (856) 374-1744.

Sincerely,

/s/ Umberto Anastasi

Umberto Anastasi, Treasurer